Study Results Reaffirm the Effectiveness of the VelaSmooth(TM) in Reducing the Appearance of Cellulite

Peer-Reviewed Journal Publishes Positive Data on the VelaSmooth's Unique Combination of Technologies to Treat Cellulite With Proven Results Over Time

YOKNEAM, ISRAEL and TORONTO -- 10/24/2005 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced the publication of clinical data on its VelaSmooth™ system in the Journal of Cosmetic and Laser Therapy (2005:7). This study, led by Dr. Tina Alster and Dr. Elizabeth L. Tanzi of the Washington Institute of Dermatologic Laser Surgery, found that the VelaSmooth by Syneron and its unique elos™ (electro-optical synergy) technology provided safe and effective treatment of cellulite to study participants. Ninety percent of the study participants had an overall clinical improvement in the appearance of their cellulite after treatment with the VelaSmooth.

The study, "Cellulite Treatment Using a Novel Combination Radiofrequency, Infrared Light, and Mechanical Tissue Manipulation Device," reveals clinical results of the VelaSmooth among 20 adult participants with various skin types and moderate bilateral tight and buttock cellulite. The clinical results of this seven-month study also documented a reduction in circumferential thigh measurements by 0.8 cm on the treatment side. Overall, this study reported a 50 percent improvement in cellulite appearance one month after the series of treatments.

The VelaSmooth system, powered by elos, is an effective and safe system for patients looking for a medical cellulite solution. The VelaSmooth utilizes Syneron's patented elos combined energy technology of Bi-Polar Radio Frequency (RF) and Infrared Light, along with the two added features of negative pressure and tissue mobilization. The VelaSmooth technology combining these four components is separately patented and contributes to the VelaSmooth's success as the most effective non-surgical option to treat the appearance of cellulite.

"Our study reaffirms our belief that the VelaSmooth is the most effective treatment option to reduce the appearance of cellulite on the market today," said Tina Alster, M.D., founding director, Washington Institute of Dermatologic Laser Surgery in Washington D.C. and clinical professor of dermatology at Georgetown University. "We were also able to demonstrate the longevity of the treatment's success, as the results obtained with the use of the VelaSmooth were prolonged for several months after the series of sessions -- prompting most of the study patients to be treated on the non-treated thigh area. We believe that the right combination of technologies united in this medical device was key to the high satisfaction levels reported in this study."

Approximately 85 percent of women are effected by or concerned about cellulite in their bodies and will try a variety of treatment options in the attempt to minimize its appearance. Therapies currently available include topical creams, dietary supplements, massage therapies and surgery. However, the effects reported to date indicate the results of these treatments are limited and temporary. The VelaSmooth has shown it is capable of delivering high levels of improvement in the skin with lasting effects.

"We are pleased to see that a high number of women who participated in this study noticed a significant improvement in the look of their skin over an extended period," said Domenic Serafino, president of Syneron North America. "Syneron's technology offers an innovative treatment option for physicians looking to provide their patients with a safe way to successfully address their aesthetic concerns."

Full text of the study can be obtained by contacting syneron@schwartz-pr.com.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos™ technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elos, and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Syneron North America:
Domenic Serafino
President, Syneron North America
(905) 886-9235 ext. 247
doms@syneron.com

Syneron Medical Ltd:
Judith Kleinman
VP Investor Relations
011 972 4909 6282
ir@syneron.com